Exhibit 99.6

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of The Stars Group Inc. (the “Registrant”) on Form 40-F for the year ended December 31, 2019, as filed with the Commission on the date hereof (the “Report”), Rafael (Rafi) Ashkenazi, as Chief Executive Officer of the Registrant, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ Rafael (Rafi) Ashkenazi
Name: Rafael (Rafi) Ashkenazi
Title: Chief Executive Officer
Date: February 27, 2020

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Registrant for purposes of §18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section. This certification is not, and shall not be deemed, incorporated by reference in the Report or any other filing of the Registrant under the Securities Act of 1933, as amended, or the Exchange Act.